Exhibit 99.1

AYR Completes Previously Announced Plan of Arrangement

•	AYR has completed its previously announced plan of arrangement transactions, including extending the maturity of all of its Senior Notes due 2024 and certain other debt by two years.

•	As a result, AYR has retired or extended the maturity of nearly US$400 million in debt in the past year and now has limited debt maturities until 2026.

•	In connection with the plan of arrangement, AYR has issued approximately 29 million SVS Shares to 2024 Senior Noteholders, approximately 5 million SVS Shares to the Backstop Provider, and approximately 23 million Anti-Dilutive Warrants to its shareholders of record as of February 5, 2024.

•	AYR raised US$40 million of new capital through the issuance of US$50 million of additional Senior Notes maturing in 2026.

•	Lastly, AYR expects to report Q4/23 and full year 2023 earnings results on Wednesday, March 13, 2024 at 8:30 a.m. (Eastern Time).

MIAMI, FL, February 7, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is pleased to announce that it has successfully completed its previously announced court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving the Company and AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada”), implementing those transactions described in the Company’s management information circular dated November 15, 2023 (the “Circular”).

The Arrangement and related transactions resulted in, among other things: (a) the exchange of all of the outstanding 12.50% senior secured notes due December 10, 2024 issued by the Company (the “Senior Notes”) for new 13.0% senior secured notes due December 10, 2026 of Ayr Wellness Canada, a wholly owned subsidiary of the Company (the “New AYR Exchanged Notes”), which New AYR Exchanged Notes are guaranteed by the Company and its subsidiaries and secured by substantially all of their assets (in each case, subject to certain exceptions), (b) the issuance of 29,040,140 subordinate, restricted or limited voting shares (the “SVS Shares”), representing approximately 24.9% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants (as defined herein) and subject to certain exclusions), to the holders of the New AYR Exchanged Notes, (c) the issuance of 23,046,067 warrants, each exercisable for a period of two years for one SVS Share at US$2.12 (the “Anti-Dilutive Warrants”), to the holders of record as of February 5, 2024 of the issued and outstanding (i) SVS Shares, (ii) multiple voting shares of the Company, and (iii) shares of any subsidiary of the Company that are exchangeable for SVS Shares (collectively, the “Shareholders”), representing in the aggregate approximately 16.5% of the pro forma fully-diluted issued capital (inclusive of the SVS Shares issued in (b) above and in (e) below), (d) the issuance by AYR Wellness Canada of US$50 million aggregate principal amount of additional 13.0% senior secured notes due December 10, 2026 of Ayr Wellness Canada (subject to a 20% original issue discount) (the “New 2026 Additional Notes”), and (e) the issuance of 5,947,980 SVS Shares representing approximately 5.1% of the pro forma fully-diluted issued capital (net of the Anti-Dilutive Warrants and subject to certain exclusions) to the Backstop Provider (as defined in the Circular). The Anti-Dilutive Warrants are expected to trade on the Canadian Stock Exchange (the “CSE”) under the ticker symbol AYR.WT.U.

AYR CEO David Goubert said: “The consummation of the plan of arrangement is the culmination of a series of actions taken over the past year that seek to ensure the financial strength of AYR. These actions are designed to provide AYR with the flexibility to execute on its long term growth strategy and take advantage of positive macro catalysts that are expected in the industry. While we are pleased with the outcome of these transactions, we continue to prioritize cash generation and further cost optimization initiatives to bolster our financial position.”

Further details of the Arrangement are described in the Circular, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In addition to closing of the Arrangement, AYR is pleased to announce that Jared Cohen will be joining the board of directors of the Company, subject to receipt of necessary state cannabis regulatory approvals. Jared is currently a partner at FiSai Investments and brings over 20 years of public and private investing experience across multiple industries and throughout the capital structure.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, New AYR Exchanged Notes, SVS Shares, Anti-Dilutive Warrants, New 2026 Additional Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Moelis & Company LLC served as exclusive financial advisor to the Company. Stikeman Elliott LLP and Weil Gotshal & Manges LLP acted as the Company’s Canadian and U.S. legal counsel, respectively. Ducera Partners LLC served as financial advisor to the supporting holders of the Senior Notes (the “Supporting Senior Noteholders”). Goodmans LLP and Paul Hastings LLP acted as the Supporting Senior Noteholders’ Canadian and U.S. legal counsel, respectively.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the members of the board of directors of the Company, the expected timing of the listing of the Anti-Dilutive Warrants, the performance of the Company following the completion of the Arrangement, the strength of the Company’s financial position and the Company’s ability to capitalize on trends in its industry. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. The Company also cautions readers that the forward-looking financial information contained in this news release and any management-prepared presentation filed on SEDAR+ are only provided to assist readers in understanding management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose.